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                                                     EXHIBIT (p)

December 23, 1997


Van Kampen American Capital Senior Floating Rate Fund
One Parkview Plaza
Oakbrook Terrace, Illinois 60181


Dear Sirs:

The initial $100,000.00 investment by Van Kampen American Capital Distributors, Inc. for 10,000 Common Shares of Van Kampen American Capital Senior Floating Rate Fund will not be redeemed while any organizational expenses remain unamortized unless the proceeds of any redemption of that initial investment are reduced by their pro rata portion of any unamortized organizational expenses. These shares are purchased for investment purposes, and Van Kampen American Capital Distributors, Inc. has no present intention of selling or publicly distributing these shares.

Sincerely,

/s/ William R. Molinari
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William R. Molinari
President and Chief Operating Officer